Exhibit 99.1

Quantisimo Corp., the Pure-Play Sovereign Quantum Vertical Platform “Root to Qubit” Formed by WISeQey and SEALSQ, Signs Definitive Business Combination Agreement with GigCapital8 Corp. to Become a Nasdaq-Listed Public Company

●	Quantisimo Corp. (“Quantisimo”), established by WISeQey Corp (Nasdaq/SIX: WQEY) (“WISeQey”), a global quantum cybersecurity and space IoT company, and its subsidiary, SEALSQ Corp (Nasdaq: LAES) (“SEALSQ”), a developer of secure semiconductors, public key infrastructure (PKI) and post-quantum security products, is being developed as a pure-play sovereign quantum vertical platform under the vision “Root to Qubit.” Through the proposed contribution of interests in Miraex SA, SEALCOIN AG, WeCan Group SA and WISeSat.Space Holdings Corp. (“WISeSat.Space”) (Nasdaq: SAIQ), a space technology and secure satellite communications company together with selected future quantum technologies and strategic investments, Quantisimo aims to connect the foundations of digital trust with quantum computing, quantum networking and secure terrestrial and space infrastructure.

●	The definitive business combination agreement follows the letter of intent between Quantisimo and GigCapital8 Corp. (NASDAQ: GIW) (“GigCapital8”), a Private-to-Public Equity (PPE)™ company also known as a special purpose acquisition company (SPAC), announced on June 24, 2026.

●	Upon closing, WISeQey and SEALSQ will receive an aggregate of 66,610,000 shares of the new publicly listed holding company, Quantisimo Holding Corp. (“PubCo”), implying a pro forma equity value for Quantisimo of approximately $666.1 million at $10.00 per share, and are expected to hold a majority of PubCo’s outstanding ordinary shares.

●	The transaction is supported by a minimum cash condition of $15 million, to be funded through cash from GigCapital8’s trust account and any PIPE investment, together with a matching cash contribution from SEALSQ.

●	WISeQey, SEALSQ and GigCapital8’s sponsor have agreed to customary six-month lock-ups, and GigCapital8’s sponsor has agreed to vote in favor of, and not redeem shares in connection with, the transaction.

●	The business combination is expected to be completed in the first quarter of 2027, subject to customary closing conditions, including approval by GigCapital8’s shareholders, and PubCo’s ordinary shares are expected to list on the Nasdaq Capital Market under the symbol “QSMO.”

Geneva, Switzerland/Palo Alto, CA – October 9, 2026 – Ad hoc announcement pursuant to Art. 53 LR Quantisimo Corp. (“Quantisimo”), a special purpose vehicle established by WISeQey (Nasdaq/SIX: WQEY) and SEALSQ (Nasdaq: LAES), today announced that it has entered into a definitive Agreement and Plan of Merger. The proposed business combination (the “Business Combination” or the “transaction”) would result in Quantisimo and GigCapital8 Corp. (“GigCapital8”), A Private to Public Equity (PPE) company also known as a special purpose acquisition company (NASDAQ: GIW) becoming wholly owned subsidiaries of a newly formed British Virgin Islands holding company, Quantisimo Holding Corp. (“PubCo”), whose ordinary shares are expected to be listed on the Nasdaq Capital Market under the symbol “QSMO.”

A Pure-Play Sovereign Quantum Vertical Platform: “Root to Qubit”

Quantisimo is a special purpose technology vehicle established by WISeQey and its subsidiary SEALSQ to build a pure-play sovereign quantum vertical platform, “Root to Qubit.” Prior to closing, WISeQey and SEALSQ will contribute to Quantisimo their interests in the operating businesses of Miraex SA (Switzerland), SEALCOIN AG (Switzerland), WeCan Group SA (Switzerland) and WISeSat.Space.

A pure-play quantum company is a business whose primary operations, revenues, and investment profile focus exclusively on quantum computing, networking, sensing, or cybersecurity, rather than treating quantum as a side project within a larger conglomerate.

Quantisimo is being developed toward this model, with a strategy to integrate complementary capabilities across the quantum value chain. “Root to Qubit” describes its ambition to connect cryptographic roots of trust, secure identity and post-quantum protection with quantum networking, photonic technologies, quantum sensing, quantum computing and the infrastructure connecting these capabilities.

Its sovereign approach emphasizes trusted control of critical technologies, intellectual property, security architectures and deployment choices, enabling customers and partners to develop quantum infrastructure aligned with their security and sovereignty requirements.

Quantisimo is designed to give investors concentrated exposure to this sovereign quantum platform through proprietary technologies, strategic investments, intellectual property and selected assets from the SEALQuantum Sovereign Vertical Stack. Its strategy is to develop, acquire and commercialize complementary capabilities across the quantum value chain, progressively connecting the security foundations of digital infrastructure with the physical systems that generate, transmit and process quantum information.

Within this strategy, post-quantum cybersecurity, trusted digital transactions and secure satellite connectivity serve as enabling layers and applications of the sovereign quantum platform. Quantisimo’s pure-play positioning reflects its strategic focus on building and commercializing this integrated quantum ecosystem.

“Today marks a defining milestone in our ambition to build Quantisimo as a pure-play sovereign quantum vertical platform, from Root to Qubit,” said Carlos Moreira, Chief Executive Officer of WISeQey, SEALSQ and WISeSat.Space. “Our vision is to connect the foundations of digital trust with quantum networking, quantum computing and secure terrestrial and space infrastructure. By bringing together complementary businesses, intellectual property and strategic quantum investments, we aim to give governments, enterprises and infrastructure operators greater control over the technologies that will underpin the quantum economy. Partnering with GigCapital8 and Dr. Avi Katz, whose Mentor-Investor™ PPETM approach has guided numerous technology companies to the public markets, provides a path to the U.S. public markets to support this strategy. WISeQey and SEALSQ are expected to remain majority shareholders following closing, reflecting our long-term commitment to developing the platform and creating lasting value for our shareholders, partners and customers.”

Transaction Summary

Under the Agreement and Plan of Merger (the “Business Combination Agreement”), a subsidiary of PubCo will merge with and into GigCapital8, with GigCapital8 surviving as a wholly owned subsidiary of PubCo, and immediately thereafter a second subsidiary of PubCo will merge with and into Quantisimo, with Quantisimo surviving as a wholly owned subsidiary of PubCo. Each GigCapital8 Class A ordinary share will be exchanged for one PubCo ordinary share, each five GigCapital8 rights will convert into one PubCo ordinary share, and the shareholders of Quantisimo will receive an aggregate of 66,610,000 PubCo shares, consisting of ordinary shares and Class F shares, with all Class F shares (GigCapital8’s sponsor will also receive Class F shares for a portion of its GigCapital8 ordinary shares) carrying, in the aggregate, 49.999999% of PubCo’s total voting power.

Closing is conditioned on, among other things, available cash of at least $15 million, comprising cash from GigCapital8’s trust account after redemptions and any PIPE investment, together with a cash contribution from SEALSQ, which will receive additional PubCo ordinary shares at $10.00 per share for its contribution. Any PIPE investment is expected to be priced at not less than $10.00 per share. WISeQey, SEALSQ, GigCapital8’s sponsor and GigCapital8’s directors and officers will enter into customary lock-up agreements for six months following closing, and GigCapital8’s sponsor has agreed to vote its shares in favor of the transaction and not to redeem them.

The boards of directors of GigCapital8, Quantisimo, WISeQey and SEALSQ , and PubCo have approved the Business Combination, and the board of directors of GigCapital8 has unanimously recommended that GigCapital8’s shareholders approve it. The Business Combination is expected to be completed in the first quarter of 2027, subject to customary closing conditions, including the approval of GigCapital8’s shareholders, the effectiveness of the Registration Statement referenced below and the approval of PubCo’s listing on Nasdaq.

Additional information about the proposed Business Combination, including a copy of the Business Combination Agreement, will be provided in a Current Report on Form 8-K to be filed by GigCapital8 with the U.S. Securities and Exchange Commission (“SEC”) and will be available at www.sec.gov. In addition, PubCo intends to file with the SEC a registration statement on Form F-4 (the “Registration Statement”), which will include a proxy statement of GigCapital8 and a prospectus of PubCo, and GigCapital8 and PubCo will file other documents regarding the Business Combination with the SEC. This communication is not intended to be, and is not, a substitute for the proxy statement/prospectus or any other document that GigCapital8 has filed or that GigCapital8, PubCo or Quantisimo may file with the SEC in connection with the Business Combination.

Advisors

Rimon P.C. is serving as United States legal counsel for Quantisimo, WISeQey and SEALSQ, and Harneys is serving as BVI counsel. DLA Piper LLP (US) is serving as legal counsel for GigCapital8, and Harneys is serving as GigCapital8’s Cayman Islands counsel and PubCo’s BVI counsel.

About WISeQey

WISeQey Corp. (“WISeQey”), is a British Virgin Islands holding company focused on post quantum cybersecurity, digital identity, space technology and the Internet of Things (IoT). Its operating subsidiaries and technology platforms address distinct parts of this portfolio:

1.	SEALSQ Corp (Nasdaq: LAES) develops secure semiconductors, public key infrastructure (PKI) and post-quantum security products.

2.	WISeSat.Space (Nasdaq: SAIQ) develops space technology and secure satellite communications, particularly for IoT applications.

3.	WISeID provides digital identity, authentication, secure access and digital signing for individuals, enterprises and connected devices.

4.	WISe.ART Corp operates the WISe.ART marketplace, which uses blockchain technology to support trusted digital asset and NFT transactions.

5.	SEALCOIN AG develops decentralized physical infrastructure network (DePIN) technology and the SEALCOIN platform.

Each subsidiary contributes to WISeQey’s mission of securing the internet while focusing on their respective areas of research and expertise. Their technologies seamlessly integrate into the comprehensive WISeQey platform. WISeQey secures digital identity ecosystems for individuals and objects using blockchain, AI, and IoT technologies. With over 1.6 billion microchips deployed across various IoT sectors, WISeQey plays a vital role in securing the Internet of Everything. Trusted by the OISTE/WISeQey cryptographic Root of Trust, WISeQey provides secure authentication and identification for IoT, blockchain, and AI applications. The WISeQey Root of Trust ensures the integrity of online transactions between objects and people. For more information on WISeQey’s strategic direction and its subsidiary companies, please visit www.wisekey.com.

About WISeSat.Space

WISeSat.Space is a space technology company focused on secure satellite communications for Internet of Things applications. Its approach combines satellite infrastructure with cybersecurity and digital identity technologies to support trusted communications between connected devices and ground-based systems.

About SEALSQ:

SEALSQ is a leading innovator in Post-Quantum Technology hardware and software solutions. Our technology seamlessly integrates Semiconductors, PKI (Public Key Infrastructure), and Provisioning Services, with a strategic emphasis on developing state-of-the-art Quantum Resistant Cryptography and Semiconductors designed to address the urgent security challenges posed by quantum computing. As quantum computers advance, traditional cryptographic methods like RSA and Elliptic Curve Cryptography (ECC) are increasingly vulnerable.

SEALSQ is pioneering the development of Post-Quantum Semiconductors that provide robust, future-proof protection for sensitive data across a wide range of applications, including Multi-Factor Authentication tokens, Smart Energy, Medical and Healthcare Systems, Defense, IT Network Infrastructure, Automotive, and Industrial Automation and Control Systems. By embedding Post-Quantum Cryptography into our semiconductor solutions, SEALSQ ensures that organizations stay protected against quantum threats. Our products are engineered to safeguard critical systems, enhancing resilience and security across diverse industries.

For more information on our Post-Quantum Semiconductors and security solutions, please visit www.sealsq.com.

About Quantisimo Corp.

Quantisimo Corp. is being developed as a pure-play sovereign quantum vertical platform under the vision “Root to Qubit.” Established by WISeQey and SEALSQ, Quantisimo aims to integrate cryptographic roots of trust, post-quantum security, quantum networking, photonic technologies, quantum sensing, quantum computing and secure terrestrial and space infrastructure. Its proposed initial portfolio would comprise interests in Miraex SA, SEALCOIN AG, WeCan Group SA and WISeSat.Space Holdings Corp., with a strategy to expand complementary quantum capabilities through technology development, strategic investments and acquisitions. For additional information, visit https://www.WISeQey.com/.

About GigCapital8 Corp.

GigCapital8 Corp. is a Private-to-Public Equity (PPE)™ company, also known as a special purpose acquisition company, with a Mentor-Investor™ methodology and a mission to partner with a high technology differentiating company to forge a successful path to the public markets through a business combination. GigCapital8 aims to partner with an innovative company with exceptional leaders in order to create an industry-leading partnership that will be successful for years to come.

Private-to-Public Equity (PPE)™ and Mentor-Investor™ are trademarks of GigManagement, LLC, a member entity of GigCapital Global and affiliate of GigCapital8 Corp., used pursuant to agreement.

Forward-Looking Statements

This press release includes certain statements that may be considered forward-looking statements within the meaning of the federal securities laws. Forward-looking statements include, without limitation, statements about future events or Quantisimo’s, PubCo’s, WISeQey’s, SEALSQ’s or GigCapital’s future financial or operating performance. For example, statements regarding Quantisimo’s anticipated growth and other metrics; the anticipated future demand for quantum, post-quantum and space technologies; the future demand and commercialization of Quantisimo’s technologies; potential relationships or engagements; the outcome of Quantisimo’s regulatory matters; and statements regarding the benefits of the Business Combination and the anticipated timing of the completion of the Business Combination are all forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue,” or the negatives of these terms or variations thereof or similar terminology.

These forward-looking statements regarding future events and the future results of Quantisimo, PubCo, WISeQey, SEALSQ and GigCapital8 are based upon estimates and assumptions that, while considered reasonable by Quantisimo, PubCo, WISeQey, SEALSQ, GigCapital8, and their respective management teams, are inherently uncertain and subject to risks, variability and contingencies, many of which are beyond Quantisimo’s, PubCo’s, WISeQey’s, SEALSQ’s or GigCapital8’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement or other definitive agreements in connection thereto; the outcome of any legal proceedings that may be instituted against Quantisimo, PubCo, WISeQey, SEALSQ, GigCapital8 or others following the announcement of the Business Combination and any definitive agreements with respect thereto; the inability to complete the Business Combination due to the failure to obtain consents and approvals of the shareholders of GigCapital8; failure to obtain financing to complete the Business Combination or to satisfy other conditions to closing, including SEALSQ’s cash contribution; delays or failures to obtain necessary regulatory approvals required to complete the Business Combination or related transactions; changes to the proposed structure of the Business Combination as a result of applicable laws, regulations or conditions; the ability of WISeQey and SEALSQ to complete the contribution of their interests in Miraex SA, SEALCOIN AG, WeCan Group SA and WISeSat.Space to Quantisimo prior to closing; projections, estimates and forecasts of revenue and other financial and performance metrics; projections about industry trends and market opportunity; expectations relating to the demand for Quantisimo’s technologies; Quantisimo’s ability to scale and grow its business; the cash position of Quantisimo following closing of the Business Combination; the ability to meet listing standards in connection with, and following, the consummation of the Business Combination; the risk that the Business Combination disrupts current plans and operations of Quantisimo, WISeQey or SEALSQ as a result of the announcement and consummation of the Business Combination; the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of Quantisimo to successfully commercialize its technologies, and Quantisimo’s ability to source and maintain key relationships with management and key employees; costs related to the Business Combination; changes in applicable laws and regulations; political and economic developments and market volatility; the risk that Quantisimo does not ever enter into any definitive agreements in connection with commercialization of its technology; the risk that Quantisimo is pursuing an emerging market; and other risks and uncertainties set forth under “Risk Factors” and other documents filed, or to be filed, with the SEC by WISeQey, SEALSQ, GigCapital8 and/or PubCo, including the Registration Statement that Quantisimo, PubCo and GigCapital8 intend to file in connection with the Business Combination.

If any of these risks materialize or Quantisimo’s assumptions prove incorrect, actual results could differ materially from the results implied by the forward-looking statements. There may be additional risks that Quantisimo, PubCo, WISeQey, SEALSQ or GigCapital8 do not presently know or currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Any forward-looking statements made by or on behalf of Quantisimo, PubCo, WISeQey, SEALSQ or GigCapital8 reflect the expectations, plans or forecasts of future events and views of Quantisimo, PubCo, WISeQey, SEALSQ and GigCapital8 and speak only as of the date they are made. None of Quantisimo, WISeQey, SEALSQ or GigCapital8 undertake any obligation to update any forward-looking statements to reflect any changes in their respective expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. These forward-looking statements should not be relied upon as representing Quantisimo’s, PubCo’s, WISeQey’s, SEALSQ’s or GigCapital8’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information About the Transaction and Where to Find It

The proposed transaction will be submitted to GigCapital8’s shareholders for their consideration and approval. GigCapital8 and PubCo intend to file the Registration Statement with the SEC, which will include preliminary and definitive proxy statements to be distributed to GigCapital8’s shareholders in connection with GigCapital8’s solicitation of proxies for the shareholder vote in connection with the proposed Business Combination, the prospectus relating to the offer of securities to be issued by PubCo in connection with the Business Combination, and other matters to be described in the Registration Statement. After the Registration Statement has been filed and declared effective by the SEC, GigCapital8 will mail a definitive proxy statement/prospectus and other relevant documents (the “GigCapital8 Shareholder Materials”) to its shareholders as of the record date established for voting on the proposed

Business Combination. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, GIGCAPITAL8’S SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/ PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH GIGCAPITAL8’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE BUSINESS COMBINATION AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT GIGCAPITAL8, PUBCO, QUANTISIMO AND THE PROPOSED BUSINESS COMBINATION. Shareholders and other interested parties may obtain a copy of these documents, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to GigCapital8 Corp., Attn: Corporate Secretary, 1731 Embarcadero Road, Suite 200, Palo Alto, CA.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE BUSINESS COMBINATION OR ANY INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

Quantisimo, PubCo, GigCapital8 and their respective directors, executive officers, management and employees, under SEC rules, may be deemed to be participants in a solicitation of proxies of GigCapital8’s shareholders in connection with the Business Combination. Investors and shareholders may obtain more detailed information regarding the names, affiliations, and interests of GigCapital8’s directors and executive officers in its filings with the SEC, including GigCapital8’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on March 31, 2026. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of GigCapital8 shareholders in connection with the Business Combination will be set forth in the Registration Statement, along with information concerning the interests of Quantisimo’s and GigCapital8’s participants in the solicitation. Such interests may in some cases be different from those of Quantisimo’s, PubCo’s or GigCapital8’s equity holders generally.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus filed with the SEC meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom.

Contact:

WISeQey Investor Contact:

Carlos Moreira

Chief Executive Officer

cmoreira@WISeQey.com

The Equity Group Inc.

Lena Cati

Tel: +1 212 836-9611

Lena.cati@theequitygroup.com

GigCapital8 Investor Contact:

Christine M. Marshall

Chief Financial Officer

christine@gigcapitalglobal.com